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                                                                    EXHIBIT 99.2



      CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
                                   PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


          I, Dov Baharav, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge and belief, the Quarterly Report of Amdocs Limited on Form 6-K for the quarterly period ended June 30, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such Quarterly Report on Form 6-K fairly presents in all material respects the financial condition and results of operations of Amdocs Limited.

                                           /s/ Dov Baharav
                                           -------------------------------
                                           Dov Baharav, Chief Executive Officer,
                                                  Amdocs Management Limited



          I, Ron Moskovitz, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge and belief, the Quarterly Report of Amdocs Limited on Form 6-K for the quarterly period ended June 30, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such Quarterly Report on Form 6-K fairly presents in all material respects the financial condition and results of operations of Amdocs Limited.

                                         /s/ Ron Moskovitz
                                         -------------------------------
                                         Ron Moskovitz, Chief Financial Officer,
                                               Amdocs Management Limited